July 22, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Government of Jamaica — Registration Statement No. 333-205769

Ladies and Gentlemen:

On behalf of the Government of Jamaica (the “Government”) and pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, as amended, I request that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 4:00 p.m. on July 22, 2015, or as soon as practicable thereafter.

The Government hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Government from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Government may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dr. Peter D. Phillips PhD
Dr. Peter D. Phillips PhD
Minister of Finance and Planning
duly authorized
for and on the behalf of
THE GOVERNMENT OF JAMAICA

cc:	Sandra B. Hunter